SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Amendment No. 2 to

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James J. Clark, Esq. Stuart G. Downing, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby (Bermuda) Limited Canon’s Court 22 Victoria Street PO Box HM 1179 Hamilton HM 12 EX, Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$49,999,995	$5,810.00 **

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 6,666,666 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $7.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2015 issued by the Securities and Exchange Commission, equals $116.20 per million of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,810.00 Form or Registration No.: Schedule TO-I	Filing Party: Global Sources Ltd. Date Filed: June 26, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ]           third-party tender offer subject to Rule 14d-1.
[X]            issuer tender offer subject to Rule 13e-4.
[    ]           going-private transaction subject to Rule 13e-3.
[    ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

AMENDMENT NO. 2 TO SCHEDULE TO-I

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2015, as amended by Amendment No. 1 to Schedule TO-I (as so amended, the “Schedule TO”) filed with the SEC on July 9, 2015 by Global Sources Ltd., a Bermuda company (the “Company”), relating to the offer by the Company to purchase for cash up to 6,666,666 of its issued and outstanding common shares, par value $0.01 per share (the “Shares”), at a price of $7.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015 (as amended by Amendment No. 1 to Schedule TO, the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO and the accompanying Letter of Transmittal, dated June 26, 2015 (as amended by Amendment No. 1 to Schedule TO, the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(B) to the Schedule TO, which together, as each may be further amended and supplemented from time to time, constitute the offer (the “Offer”).  This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 2 by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12.         Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)                      Press release announcing preliminary results of the Offer, dated July 29, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL SOURCES LTD. By: /s/ Connie Lai Name: Connie Lai Title: Chief Financial Officer

Dated: July 29, 2015

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 26, 2015.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 26, 2015.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated June 26, 2015.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release, dated June 11, 2015 (incorporated by reference to Schedule TO-C filed June 11, 2015).
(a)(5)(B)	Not applicable.
(a)(5)(C)	Press release, dated June 26, 2015.
(a)(5)(D)	Summary of Terms.
(a)(5)(E)	Form of Notice to Team Members.
(a)(5)(F)	Press release announcing preliminary results of the Offer, dated July 29, 2015.
(b)	Not applicable.
(d)(1)	The Global Sources Equity Compensation (2007) Master Plan (amended and restated effective as of January 1, 2014) (incorporated by reference to Form 20-F filed on April 24, 2015).
(d)(2)	The Global Sources Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(3)	The Global Sources Retention Share Grant Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(4)	The Global Sources Employee Equity Compensation Plan No. V (Amended) (incorporated by reference to Form S-8 filed on April 10, 2003) (File No. 333-104426).
(d)(5)	The Global Sources Directors Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 26, 2009).
(d)(6)	The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) (incorporated by reference to Form 6-K filed on May 11, 2012).
(g)	Not applicable.
(h)	Not applicable.